Exhibit (d)(8)

SCHEDULE A

(Amended as of August 9, 2016)

Maximum Total Series Operating Expenses

(as a percentage of average daily net assets)

Name of Portfolio	Retail Shares	Institutional Shares	R6 Shares
Baron Opportunity Fund	1.50%	1.25%	1.24%
Baron Fifth Avenue Growth Fund	1.10%	0.85%	0.84%
Baron Discovery Fund	1.35%	1.10%	1.09%